July 13, 2018

Ms. Cecilia Blye
Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Xilinx, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2018
File No. 000-18548

Dear Ms. Blye:

Xilinx, Inc. (the “Company” or “Xilinx” or “we”) is in receipt of the letter dated June 29, 2018 from the staff of the Division of Corporation Finance (the “Staff”). For ease of reference, we have set forth the Staff’s comment in italics and the Company’s response below.

General

1.
It appears from statements in the 10-K and from publicly available news reports that ZTE Corporation is a Xilinx customer. Publicly available information indicates that ZTE has shipped telecommunications equipment to North Korea and that ZTE smartphones are available for sale in Sudan and Syria. North Korea, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with North Korea, Sudan or Syria, including contacts with their governments, whether through subsidiaries, distributor, partners, customers or other direct or indirect arrangements.

We respectfully advise the Staff that we have no known past, current, or anticipated contacts with North Korea, Sudan or Syria, including the governments of these countries or entities they control. On the basis of our trade compliance program discussed further below, we do not believe that we have directly or indirectly provided any products, technology or services to those countries, whether through subsidiaries, distributors, partners, customers or other direct or indirect arrangements.
We are committed to complying with U.S. export control regulations and trade and economic sanctions, and we maintain a trade compliance program designed to observe applicable legal requirements, including preventing the unauthorized sale, export or re-export of our products to North Korea, Sudan, Syria and any other country designated by the State Department as a state sponsor of terrorism. As part of this program, our standard terms and conditions of sale contain provisions relating to compliance with all applicable U.S. export control laws and trade sanctions.

Ms. Cecilia Blye
U.S. Securities and Exchange Commission
July 13, 2018

In addition, our relevant commercial documents include a destination control statement indicating that its products are subject to U.S. export controls and that diversion of these products contrary to U.S. law is prohibited. Our distributors and customers, including ZTE Corporation, agree to the terms and conditions of sale and the destination control statement as described above.

2.
In April 2018 the Department of Commerce’s Bureau of Industry and Security imposed a seven-year denial of export privileges on ZTE for making false statements to BIS in connection with its settlement agreement with BIS regarding, among other things, illegally shipping telecommunications equipment to Iran and North Korea. You indicate on page 19 of the 10-K that these restrictions on ZTE may have a material adverse effect on your business, financial condition and/or operating results. Additionally, we are aware of recent publicly available news reports indicating that your stock price was negatively affected by events involving ZTE. Please address for us specifically the possibility that the matter will have adverse reputational, as well as other, effects upon you because of your business relationship with ZTE.

Although our programmable logic devices (“PLDs”) may be used in a variety of products produced by others, including base stations for telecommunications equipment companies, our PLDs are not typically in cell phone handsets. We have not been informed that any of our PLDs were included in the ZTE products involved in the U.S. Commerce Department’s denial order on ZTE (the “Denial Order”), and we have no way of determining that information. As explained above, however, our trade compliance program is designed to prevent the unauthorized sale, export or re-export of our products to North Korea, Sudan, Syria and any other country designated by the State Department as a state sponsor of terrorism, and ZTE agreed to observe the applicable terms of that program.

The Denial Order was issued after our prior fiscal year ended on March 31, 2018, and accordingly had no material impact on operating results for that year. Although we felt it appropriate to mention the Denial Order as an example of a risk of conducting business outside the U.S. when we filed our Form 10-K with the SEC in May 2018, our financial guidance for our current fiscal year was offered later that month after having considered the impact of the Denial Order. Although we have received questions from our investors related to the Denial Order, we are not aware of any concerns from our investors, customers, or suppliers regarding our prior business relationship with ZTE, and do not expect to suffer adverse reputational effects from that relationship in the future should the Denial Order be lifted and that relationship resumed. We will continue to monitor developments related to ZTE and reflect any impact in our financial statements and disclosures to the extent appropriate.

We have not endorsed media speculation concerning the cause of recent fluctuations in our stock price, although we generally believe such movements reflect a variety of company-specific and more general factors.

Ms. Cecilia Blye
U.S. Securities and Exchange Commission
July 13, 2018

*    *    *

The Company acknowledges the following in regards to its filing:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (408) 879-3420 if you have any questions about the foregoing.

Sincerely,

/s/ Lorenzo A. Flores

Lorenzo A. Flores
Executive Vice President and
Chief Financial Officer

cc:     Victor Peng
    President and Chief Executive Officer

Catia Hagopian
Senior Vice President and General Counsel